Mail Stop 4561

March 12, 2009

U.S. Mail and facsimile to (212) 793-0408.

Gary Crittenden
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

      Re: **Citigroup, Inc.**
             Form 10-K for Fiscal Years Ended December 31, 2007 and 2006
             Forms 10-Q for 2008
             File No. 001-09924

Dear Mr. Crittenden:

      We have completed our review of your Forms 10-K for the years ended December 31, 2007 and 2006 and your Forms 10-Q for the calendar year ended December 31, 2008 and have no further comments at this time.

                      Sincerely,

                      Kevin W. Vaughn
                      Branch Chief